Exhibit 99.1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 -PWB
:
Debtor	:

DEBTOR’S MOTION PURSUANT TO CONFIRMED JOINT PLAN OF

REORGANIZATION TO ESTABLISH RESERVE AMOUNTS FOR

DISPUTED CLAIM OF EVOLUTION CAPITAL MANAGEMENT, LLC

AND RELATED INDEMNITY CLAIMS

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above- captioned chapter 11 case (the “Debtor” or “CDC”), and files this “Debtor’s Motion Pursuant to Confirmed Joint Plan of Reorganization to Establish Reserve Amounts for Disputed Claim of Evolution Capital Management, LLC and Related Indemnity Claims” (the “Motion”). In support of this Motion, Debtor shows the Court as follows:

JURISDICTION

1. This Court has jurisdiction to consider this Motion under 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

BACKGROUND

2. This case was commenced on October 4, 2011, by voluntary petition filed by CDC Corporation. During the course of the administration of the Chapter 11 Case, the Debtor sold its majority equity interest in CDC Software Corporation. The proceeds of that sale are proposed for use in the further liquidation of Debtor’s assets, payment of all creditors in full, and payment of distributions to equity holders of the Debtor.

3. On July 3, 2012, the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”) filed the “First Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan”; Docket No. 475).1

4. On August 29, 2012, the Debtor and the Equity Committee filed the “Second Amended Joint Plan of Reorganization for CDC Corporation” (the “Amended Plan”; Docket No. 542) to make certain modifications to the Plan and to address certain matters raised in objections to confirmation.

5. By Order entered September 6, 2012 (the “Confirmation Order”; Docket No. 551), the Court confirmed the Plan, as modified by the Amended Plan. Pursuant to section 1127 of the Bankruptcy Code, the Plan, as modified by the Amended Plan, becomes the “Plan” in the Chapter 11 Case and is referred to herein as same.

6. In accordance with the provisions of the Plan, a Liquidation Trust is to be formed and substantially all of Debtor’s assets will be transferred to the trust. At its formation, equity interests in the Debtor will be exchanged into beneficial interests in the Liquidation Trust. Before any of the Debtor’s assets are transferred to the trust and any subsequent distribution can be made to the owners of beneficial interests in the Liquidation Trust (i.e., equity security holders), certain reserves must be established.

7. Section 8.2 of the Plan requires the maintenance of distribution reserves for disputed claims in the filed amount of those claims, plus interest, unless a different reserve amount is ordered by the Court or agreed to by the parties. Pursuant to Paragraph MM of the Confirmation Order, no distribution can be made to holders of Equity Interests or holders of Beneficial Interests in the Liquidation Trust unless and until appropriate reserves are established in accordance with Section 8.2 of the Plan.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan.

The Disputed Claims2

8. On or about April 27, 2012, Evolution Capital Management, LLC (“ECM”), along with certain Evolution Funds,3 commenced an action in the Supreme Court of the State of New York, New York County, styled: Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and El Fund Ltd. v. CDC Software Corporation, Wong Chung Kiu (a.k.a. “C.K. Wong”), Yip Hak Yung (a.k.a. “Peter Yip”), Asia Pacific Online Limited (a.k.a. “Asia Pacific On-line Limited”), Ch’ien Kuo Fung (a.k.a. “Raymond Ch’ien”), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. “Simon Wong”), and Wang Cheung Yue (a.k.a. “Fred Wang”), Index No. 651395/2012, hereinafter (“Second Evolution Action”).

9. The Second Evolution Action is brought against former employees, officers, and/or directors, of the Debtor or of CDC Software Corporation, as well as CDC Software Corporation and Asia Pacific Online Limited.

10. Each of the defendants named in the Second Evolution Action has asserted, or may have the right to assert, a claim against the Debtor for indemnification of any loss arising out of the Second Evolution Action. The indemnification obligations of the Debtor to its former employees, officers, and/or directors may arise under Cayman Islands law, under the Articles of Association of the Debtor, and/or under certain deeds of indemnity executed by the Debtor and some of the former employees, officers, and/or directors named in the Second Evolution Action.

[2]	On or about September 24, 2012, the Debtor filed a motion seeking to establish reserves for certain other disputed claims. In light of the nature of the claims that are the subject of this Motion and the Debtor’s proposed treatment of same, a separate motion is appropriate.
[3]	The Evolution Funds are: (i) Evolution CDC SPV Ltd. (“Evolution SPV”); (ii) Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”); (iii) Evo China Fund (“Evo China”); and (iv) E1 Fund, Ltd. (“E1 Fund”).

11. All but one of the defendants named in the Second Evolution Action have already filed claims in the Debtor’s Chapter 11 case and have asserted that the Debtor is responsible for defending and indemnifying them against the claims asserted in the Second Evolution Action.

These “Indemnity Claims” are as follows:

Claim No.	Date Filed	Claimant
32	5/2/2012	CDC SOFTWARE CORPORATION

35	5/2/2012	ASIA PACIFIC ONLINE LIMITED

36	5/2/2012	PETER YIP

37	5/2/2012	DONALD L. NOVAJOSKY

58	5/2/2012	MONISH BAHL

72	8/16/2012	WONG CHUNG KIU

73	8/16/2012	FRED WANG

74	8/16/2012	RAYMOND CH’IEN

75	8/16/2012	SIMON WONG

76	8/16/2012	THOMAS M. BRITT, III

12. In short, Francis Kwok-Yu Au is the only defendant in the Second Evolution Action who has not made or filed a formal claim for indemnification, though he has made demand upon the Debtor for indemnification without filing any formal claim or pleading in the Bankruptcy Court.

13. The Debtor has maintained certain directors and officers insurance liability policies that it believes provides coverage to the Debtor’s former directors and officers in connection with the claims asserted in the Second Evolution Action (“D&O Policies”). Notice of the Second Evolution Action has been provided to the insurers in accordance with the provisions of the D&O Policies, and the insurers are currently reviewing and analyzing issues regarding coverage.

14. ECM, one of the plaintiffs in the Second Evolution Action, also filed a proof of claim in this case (the “ECM Proof of Claim”, Claim No. 30) asserting claims and causes of action against the Debtor for what Debtor contends are, in effect, the same damages it seeks to recover in the Second Evolution Action. For various reasons, the Debtor, along with the Official Committee of Equity Security Holders, has asserted that ECM is not entitled to any further recovery from the Debtor’s estate. The Debtor’s position is more fully set forth in its complaint filed on August 31, 2012 commencing Adversary Proceeding No. 12-05441.

15. Given what the Debtor sees as the duplicative nature of the claims asserted by ECM in the Second Evolution Action and the ECM Proof of Claim, ECM can have only one recovery, regardless of the merits of its claims.

RELIEF REQUESTED

16. By this Motion, Debtor requests that the Court enter an Order establishing the following two disputed reserves to satisfy the Debtor’s obligations under the Plan:

A.	The Evolution Reserve: A single reserve in the amount of $32.5 million, which would be available to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the Indemnity Claims or any other indemnity obligation arising from or related to the entry of a judgment or a settlement and compromise of the Second Evolution Action.

B.	Litigation Expense Reserve: A reserve in the amount of $5 million to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any defendant in the Second Evolution Action.

17. In seeking to establish the Evolution Reserve and the Litigation Expense Reserve, the Debtor does not intend to and should not be construed to in any way limit or otherwise modify its rights or the rights of other “insureds” under the D&O Policies.

18. Similarly, in seeking to establish the Evolution Reserve and the Litigation Expense Reserve, the Debtor does not intend to and should not be construed to in any way limit or otherwise modify any rights, claims or defenses that it or any other party may have in connection with the Second Evolution Action, the ECM Proof of Claim, any Deed of Indemnity, the Debtor’s Articles of Association or any laws governing indemnities.

19. Debtor reserves the right to modify the Evolution Reserve and the Litigation Expense Reserve – by agreement or court order – if and when the D&O policy coverage issues are resolved. Otherwise, the Evolution Reserve will remain in place until the ECM Proof of Claim is resolved and the Second Evolution Action is resolved or until further order of the Court.

BASIS FOR RELIEF REQUESTED

20. Debtor submits that the relief requested in this Motion is an appropriate and necessary exercise of this Court’s authority under the circumstances. The Court’s equitable powers, codified in Section 105 of the Bankruptcy Code, permit it to “issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of this title.” 11 U.S.C. § 105. Similarly, Section 1142 of the Bankruptcy Code provides that the Court may direct that a party perform any act that is necessary for the consummation of the Plan. In the absence of an Order establishing the Reserve Amounts for the disputed claims referenced above, consummation of the Plan will be needlessly delayed.

WHEREFORE, Debtor respectfully requests that the Court:

(A)	Grant the Motion in all respects; and

(B)	Grant to Debtor such other and further relief as is just and proper.

Dated: September 24, 2012.

Atlanta, Georgia

LAMBERTH, CIFELLI, STOKES,
ELLIS & NASON, P.A.
Attorneys for the Debtor

	By:	/s/ William D. Matthews
James C. Cifelli
Georgia Bar No. 125750
jcifelli@lcsenlaw.com
Gregory D. Ellis
Georgia Bar No. 245310
GEllis@lcsenlaw.com
3343 Peachtree Road NE, Suite 550		William D. Matthews
Atlanta, GA 30326		Georgia Bar No. 470865
(404) 262-7373		WDM@lcsenlaw.com
(404) 262-9911 (facsimile)

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Motion upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Joshua J. Lewis

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, N.E.

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

jlewis@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Anna Mari Humnicky

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

ahumnicky@cpmas.com

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, N.E.

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E., Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

2

Nicole L. Greenblatt

Alexandra P. Kolod

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

alexandra.kolod@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Henry F. Sewell, Jr.

David E. Gordon

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

3

Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Susan R. Sherrill-Beard

Senior Trial Counsel/Bankruptcy

U.S. Securities and Exchange Commission

Atlanta Regional Office

3475 Lenox Road, N.E., Suite 1000

Atlanta, GA 30326-1232

Sherrill-BeardS@sec.gov

Jesse H. Austin, III

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, GA 30308

jessaustin@paulhastings.com

4

Scott B. Riddle

Suite 1530 Tower Place

3340 Peachtree Road, N.E.

Atlanta, GA 30326

sbriddle@mindspring.com

Matthew Osborn Solum

Kirkland & Ellis LLP (NYC)

601 Lexington Avenue

New York, NY 10022

msolum@kirkland.com

Christopher George Karagheuzoff

Dorsey & Whitney LLP

51 West 52nd Street

New York, NY 10019

karagheuzoff.christopher@dorsey.com

Avi Brian Israeli

Holwell Shuster & Goldberg

335 Madison Ave

New York, NY 10017

(646) 837-5151

Fax: (646) 837-5150

Email: aisraeli@hsgllp.com

Richard Franklin Albert

Morvillo, Abramowitz, Grand, Iason, Anello & Bohrer, P.C.

565 5th Avenue

New York, NY 10017

ralbert@maglaw.com

Charles T. Spada

Lankler Siffert & Wohl LLP

500 Fifth Avenue

New York, NY 10110

cspada@lswlaw.com

Daniel E. Reynolds

Lankler Siffert & Wohl LLP

500 Fifth Avenue

New York, NY 10110

dreynolds@lswlaw.com

5

Jefferson M. Allen

Cohen, Cooper, Estep & Allen

3350 Riverwood Pkwy. Riverwood 100 Bldg., Suite 2220

Atlanta, GA 30339

jallen@ccealaw.com

Steven J. Estep

Cohen, Cooper, Estep & Allen

3350 Riverwood Pkwy. Suite 2220

Atlanta, GA 30339

sestep@ccealaw.com

Eric Brian LaMons

Wilk Auslander LLP

1515 Broadway, 43rd Floor

New York, NY 10036

elamons@wilkauslander.com

Richard Howard Silberberg

Dorsey & Whitney LLP

51 West 52nd Street

New York, NY 10019

silberberg.richard@dorsey.com

This 24th day of September, 2012.

/s/ William D. Matthews
William D. Matthews
Georgia Bar No. 470865
3343 Peachtree Road NE, Suite 550	WDM@lcsenlaw.com
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)

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